SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GENOMIC HEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37244C101

(CUSIP Number)

Exact Sciences Corporation

441 Charmany Drive

Madison, WI 53719

Attn: D. Scott Coward, Senior Vice President, General Counsel,

Chief Administrative Officer & Secretary

(608) 535-8815

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, IL 60606

Attn: Charles W. Mulaney, Jr.

Richard C. Witzel, Jr.

(312) 407-0700

July 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l(e), §240.13d-l(f) or §240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37244C101

1.	Names of Reporting Persons. Exact Sciences Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,596,023(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,596,023(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,596,023(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.6%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)

Beneficial ownership of 25.6% of outstanding Genomic Health Common Stock (as defined herein) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements (as defined herein) described in this Schedule 13D (as defined herein). Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any Genomic Health Common Stock for purposes of Section 13(d) or Section 13(g) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of the 25.6% beneficial ownership is based on (i) 9,596,023 shares of Genomic Health Common Stock beneficially owned by the stockholders of Genomic Health that are party to the Voting Agreements as of July 28, 2019, including 160,780 shares of Genomic Health Common Stock issuable upon the vesting and exercise of options held by certain of such stockholders, and (ii) 37,284,211 shares of Genomic Health Common Stock outstanding as of July 25, 2019 (as set forth in the Merger Agreement (as defined herein)).

Item 1. Security and Issuer.

The name of the issuer is Genomic Health, Inc. (“Genomic Health”). This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.0001 per share, of Genomic Health (“Genomic Health Common Stock”). The principal executive offices of Genomic Health are located at 301 Penobscot Drive, Redwood City, California 94063.

Item 2. Identity and Background.

This Schedule 13D is being filed by Exact Sciences Corporation, a Delaware corporation (“Exact Sciences”).

The address of the principal office of Exact Sciences is 441 Charmany Drive, Madison, Wisconsin 53719. Exact Sciences is a molecular diagnostics company focused on the early detection and prevention of some of the deadliest forms of cancer. Exact Sciences has developed an accurate, non-invasive, patient-friendly screening test called Cologuard® for the early detection of colorectal cancer and pre-cancer, and Exact Sciences is currently working on the development of additional tests for other types of cancer, with the goal of becoming a leader in cancer screening and diagnostics.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Exact Sciences, in each case as of the date hereof, are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, Exact Sciences has not, and, to the best of Exact Sciences’ knowledge, none of the persons listed on Schedule A hereto has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 below, in connection with the execution of the Agreement and Plan of Merger, dated as of July 28, 2019 (the “Merger Agreement”), by and among Exact Sciences, Genomic Health and Spring Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Exact Sciences (“Merger Sub”), certain stockholders of Genomic Health each entered into a voting agreement with Exact Sciences (collectively, the “Voting Agreements”) pursuant to which, among other things and subject to the terms and conditions therein, each such stockholder (and such stockholder’s advisor, where applicable) agreed to vote all of such stockholder’s shares of Genomic Health Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger (as defined herein), and against any alternative proposal. The shares of Genomic Health Common Stock to which this Schedule 13D relates have not been purchased by Exact Sciences, and thus no funds have been used for such purpose. Other than the consideration to be paid by Exact Sciences pursuant to the Merger Agreement at or following the completion of the Merger in accordance with the terms and conditions of the Merger Agreement, Exact Sciences has paid no funds or other consideration in connection with the execution and delivery of the Voting Agreements. See Item 4 below for a description of the Voting Agreements and the Merger Agreement which description is incorporated herein by reference.

Item 4. Purpose of Transaction.

Merger Agreement

On July 28, 2019, Exact Sciences, Merger Sub and Genomic Health entered into the Merger Agreement. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the closing, Merger Sub will merge with and into Genomic Health, with Genomic Health surviving (the “Surviving Corporation”) as a wholly owned subsidiary of Exact Sciences (the “Merger”). The board of directors of Genomic Health has unanimously approved the Merger Agreement and determined that the Merger and the other transactions contemplated by the Merger Agreement were in the best interests of Genomic Health and its stockholders.

Pursuant to the terms of the Merger Agreement, each share of Genomic Health Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (except for shares held by Genomic Health as treasury stock or held directly by Exact Sciences or Merger Sub, shares held by any wholly owned subsidiary of Genomic Health or Exact Sciences (other than Merger Sub), and shares held by a holder who has properly exercised and perfected his, her or its demand for appraisal rights under Section 262 of the General Corporation Law of the State of Delaware and not effectively withdrawn or lost such holder’s rights to appraisal, which in each case will be treated as described in the Merger Agreement) will be converted into the right to receive (a) $27.50 in cash, without interest (the “Cash Consideration”), and (b) a number of shares (the “Stock Consideration”, and together with the Cash Consideration, the “Merger Consideration”) of common stock, par value $0.01 per share, of Exact Sciences (“Exact Sciences Common Stock”) equal to (i) 0.36854, if the average of the volume-weighted average prices per share of Exact Sciences Common Stock on the Nasdaq Stock Market for each of the fifteen consecutive trading days ending immediately prior to the closing date (the “measurement price”) is equal to or greater than $120.75, (ii) an amount equal to the quotient obtained by dividing $44.50 by the measurement price if the measurement price is greater than $98.79 but less than $120.75, and (iii) 0.45043, if the measurement price is equal to or less than $98.79, less any applicable withholding taxes.

As of the Effective Time, each outstanding Genomic Health stock option granted to a non-employee director of Genomic Health, whether or not vested, and each vested Genomic Health stock option will be canceled in exchange for the right to receive the Merger Consideration in an amount based on the spread between the Merger Consideration and the per share exercise price under such Genomic Health stock option, less applicable tax withholding. In addition, as of the Effective Time, each outstanding Genomic Health restricted stock unit granted to a non-employee director of Genomic Health will be canceled in exchange for the right to receive the Merger Consideration in respect of each share of Genomic Health Common Stock subject to such award. Each outstanding unvested Genomic Health stock option and outstanding Genomic Health restricted stock unit (other than any stock options or restricted stock units held by non-employee directors) will be assumed by Exact Sciences and converted into a corresponding award of Exact Sciences as of the Effective Time, in each case, as calculated in accordance with the formula set forth in the Merger Agreement and after appropriate adjustments to reflect the consummation of the Merger and the terms and conditions applicable to such awards immediately prior to the Effective Time.

The consummation of the Merger is subject to customary conditions, including, among others, (1) the approval of the Merger by Genomic Health stockholders, (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (3) the absence of any order or law that has the effect of enjoining or otherwise prohibiting the consummation of the Merger, (4) each party’s representations and warranties being true and correct as of the closing date, generally to a “Material Adverse Effect” standard, and (5) the approval for listing on the Nasdaq Stock Market of the shares of Exact Sciences Common Stock forming part of the Merger Consideration and the effectiveness of a registration statement on Form S-4 with respect to such Exact Sciences Common Stock. The consummation of the Merger is not subject to the approval of Exact Sciences stockholders or the receipt of financing by Exact Sciences.

The Merger Agreement includes customary representations, warranties and covenants of Genomic Health, Exact Sciences and Merger Sub, including covenants to use their respective reasonable best efforts to consummate the transactions contemplated by the Merger Agreement. Between the date of execution of the Merger Agreement and the Effective Time, Genomic Health has agreed to conduct its and its subsidiaries’ business in the ordinary course of business and in a manner consistent with past practice and to comply with certain operating covenants, and Exact Sciences has also agreed to comply with certain operating covenants.

In addition, under the Merger Agreement, Genomic Health has agreed not to, and not to authorize, and to use reasonable best efforts not to permit, any of its representatives to initiate, seek, solicit, knowingly facilitate, knowingly encourage or knowingly induce or knowingly take any other action which would reasonably be expected to lead to any third-party alternative acquisition proposals, and has agreed to certain restrictions on its and its representatives’ ability to respond to any such proposals. Subject to certain exceptions, each of Genomic Health, Exact Sciences and Merger Sub has agreed to use reasonable best efforts to cause the Merger to be completed. The Merger Agreement includes termination provisions for both Exact Sciences and Genomic Health and provides that, in connection with a termination of the Merger Agreement under specified circumstances, Genomic Health will be required to pay Exact Sciences a termination fee of $92.4 million.

Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, upon consummation of the Merger, (i) the directors of Genomic Health will be replaced by the directors of Merger Sub as of immediately prior to the Effective Time and (ii) the officers of Genomic Health as of immediately prior to the Effective Time will become the officers of the Surviving Corporation.

Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, at the Effective Time, the certificate of incorporation of Genomic Health, as in effect immediately prior to the Effective Time, will be amended and restated in its entirety as set forth in Exhibit B to the Merger Agreement and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation, and the bylaws of Merger Sub, as in effect immediately prior to the Effective time, will be the bylaws of the Surviving Corporation (except with respect to the name of the Surviving Corporation), in each case, until thereafter amended as provided by applicable law and the terms of such governing documents, and in each case subject to certain requirements set forth in the Merger Agreement.

Upon consummation of the Merger, the Genomic Health Common Stock will cease to be listed on the Nasdaq Stock Market and will become eligible for termination of registration pursuant to Section 12(g) of the Act.

This summary of the principal terms of the Merger Agreement and the copy of the Merger Agreement filed as an exhibit to this Schedule 13D are intended to provide information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Genomic Health in its public reports filed with the Securities and Exchange Commission (the “SEC”). In particular, the Merger Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Genomic Health, Exact Sciences or Merger Sub.

Voting Agreements

Concurrently with the execution of the Merger Agreement, Felix J. Baker and Julian C. Baker, directors of Genomic Health, and certain funds advised by an entity affiliated with Felix J. Baker and Julian C. Baker, entered into Voting Agreements with Exact Sciences pursuant to which, among other things and subject to the terms and conditions therein, such stockholders agreed, in their capacities as holders of shares of Genomic Health Common Stock, to vote all shares of Genomic Health Common Stock beneficially owned by such stockholders at the time of the stockholder vote on the Merger in favor of adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, including the Merger, and any other matter necessary to consummate such transactions, and not to vote in favor of, or tender their shares of Genomic Health Common Stock into, any competing offer or acquisition proposal. In addition, each stockholder party to a Voting Agreement waived appraisal rights and provided an irrevocable proxy to Exact Sciences to vote in favor of the Merger, including by voting for the adoption of the Merger Agreement. The Voting Agreements do not limit or restrict the stockholders party thereto solely in their capacities as directors or officers of Genomic Health from acting in such capacities.

The foregoing descriptions of the Merger Agreement and the Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, a copy of the former of which is filed as Exhibit 1 hereto and copies of the forms of the latter of which are filed as Exhibit 2, Exhibit 3 and Exhibit 4 hereto, each of which exhibit is incorporated herein by reference.

Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement and the Voting Agreements, neither Exact Sciences nor, to the knowledge of Exact Sciences, any of the persons listed on Schedule A hereto has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) — (b):

Prior to July 28, 2019, Exact Sciences was not a beneficial owner, for purposes of Rule 13d-3 under the Act, of any shares of Genomic Health Common Stock or any other securities exchangeable or convertible into shares of Genomic Health Common Stock. However, under Rule 13d-3 of the Act, as a result of entering into the Voting Agreements, Exact Sciences may be deemed to be the beneficial owner of  9,596,023 shares of Genomic Health Common Stock (with shared voting power and shared dispositive power) representing approximately 25.6% of the total outstanding shares of Genomic Health Common Stock, based on 9,596,023 shares of Genomic Health Common Stock beneficially owned by the stockholders of Genomic Health that are party to the Voting Agreements as of July 28, 2019. Exact Sciences disclaims any beneficial ownership of such shares, and neither the filing of this Schedule 13D nor anything herein shall be construed as an admission by Exact Sciences that it is the beneficial owner of such shares of Genomic Health Common Stock for the purposes of Section 13(d) or Section 13(g) of the Act or any other purpose.

Certain of the persons identified in Schedule A hereto may be considered beneficial owners of Genomic Health Common Stock as follows.

Eli D. Casdin, a director of Exact Sciences, may be considered a beneficial owner of 1,000 shares of Genomic Health Common Stock, as custodian of accounts held in his dependent children’s names. Such shares represent 0.0027% of the outstanding Genomic Health Common Stock.

Except as described above, to Exact Sciences’ knowledge, no shares of Genomic Health Common Stock are beneficially owned by any of the persons identified in Schedule A hereto.

Notwithstanding the foregoing, however, Exact Sciences (i) is not entitled to any rights as a stockholder of Genomic Health with respect to any shares of Genomic Health Common Stock and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Genomic Health Common Stock other than the power provided pursuant to the Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Exact Sciences is the beneficial owner of any securities of Genomic Health (including, without limitation, the shares of Genomic Health Common Stock owned by the stockholders who are party to the Voting Agreements) for purposes of Section 13(d), Section 13(g) or Section 16 of the Act or for any other purpose and such beneficial ownership is hereby expressly disclaimed.

(c) Except as described in this Schedule 13D, there have been no transactions in shares of Genomic Health Common Stock by Exact Sciences, or, to the knowledge of Exact Sciences, by any of the persons listed on Schedule A hereto, during the past sixty days.

(d) To the knowledge of Exact Sciences, no other persons other than the stockholders who are party to the Voting Agreements have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares or other securities of Genomic Health Common Stock subject to the Voting Agreements.

(e) Not applicable.

As stated above, the above descriptions of the Merger Agreement and the Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6. Except as otherwise described in this Schedule 13D, to the knowledge of Exact Sciences, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of Genomic Health, including but not limited to transfer or voting of any of the securities of Genomic Health, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Agreement and Plan of Merger, dated as of July 28, 2019, by and among Exact Sciences Corporation, Spring Acquisition Corp. and Genomic Health, Inc. (incorporated by reference to Exhibit 2.1 to Genomic Health’s Current Report on Form 8-K filed with the SEC on July 30, 2019).

Exhibit 2

Form of Voting Agreement, dated as of July 28, 2019 by and between Exact Sciences Corporation and certain stockholders of Genomic Health, Inc. (incorporated by reference to Exhibit 99.1 to Genomic Health’s Current Report on Form 8-K filed with the SEC on July 30, 2019).

Exhibit 3

Form of Voting Agreement, dated as of July 28, 2019 by and between Exact Sciences Corporation and certain stockholders of Genomic Health, Inc. (incorporated by reference to Exhibit 99.2 to Genomic Health’s Current Report on Form 8-K filed with the SEC on July 30, 2019).

Exhibit 4

Form of Voting Agreement, dated as of July 28, 2019 by and between Exact Sciences Corporation and certain stockholders of Genomic Health, Inc. (incorporated by reference to Exhibit 99.3 to Genomic Health’s Current Report on Form 8-K filed with the SEC on July 30, 2019).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2019

EXACT SCIENCES CORPORATION

	By:	/s/ D. Scott Coward
Name: D. Scott Coward
Title: Senior Vice President, General Counsel, Chief Administrative Officer and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following table sets forth the name and present principal occupation or employment of each of the directors and executive officers of Exact Sciences. To Exact Sciences’ knowledge, all directors and officers listed below are citizens of the United States, except for Mr. Jacquet, who is a citizen of Belgium. The business address of all directors and officers listed below is c/o Exact Sciences Corporation, 441 Charmany Drive, Madison, WI 53719.

Name	Present Principal Occupation or Employment

Officers
Kevin T. Conroy	President, Chief Executive Officer and Director
Jeffrey T. Elliott	Chief Financial Officer
D. Scott Coward	Senior Vice President, General Counsel, Chief Administrative Officer & Secretary
Mark Stenhouse	President, Cologuard
Ana Hooker	Senior Vice President, Operations
Scott Johnson	Senior Vice President, Research & Development
Directors
Kevin T. Conroy	President, Chief Executive Officer of Exact Sciences
Katherine S. Zanotti	Former Chief Executive Officer of Arbonne International
Thomas D. Carey	Founder and Managing Partner of Perspective Group LLC
Eli Casdin	Founder of Casdin Capital
James E. Doyle	Of Counsel at Foley & Lardner LLP
John A. Fallon, M.D.	Former Vice President and Chief Physician Executive of Blue Cross Blue Shield of Massachusetts
Daniel J. Levangie	Co-Founder and Manager of ATON Partners and President and Chief Executive Officer of CereVasc, LLC
Kathleen G. Sebelius	Chief Executive Officer of Sebelius Resources LLC
Michael S. Wyzga	Former President and Chief Executive Officer of Radius Health, Inc.
Andrew Slavitt	Founder and General Partner of Town Hall Ventures
Pierre Jacquet	Managing Director and Global Head of L.E.K. Consulting’s Healthcare practice